

U.S. [barcode obscured] E COMMISSION
20549

03054622

503/7/03

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-28568

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Associated Securities Corp

Official Use Only

ASSOCIATED SECURITIES CORP.

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: *(Do not use P. O. Box No.)*

5933 W. Century Blvd., Suite 900
(No. and Street)

Los Angeles	California	90045
(City)	*(State)*	*(Zip Code)*

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Lindsey, Treasurer	(310) 670-0800
(Name & Title)	*(Area Code—Telephone No.)*

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
APR 21 2003
THOMSON FINANCIAL

Deloitte & Touche LLP
(Name—if individual, state last, first, middle name)

350 S. Grand Avenue	Los Angeles	California	90071
(Address)	*(City)*	*(State)*	*(Zip Code)*



RECD S.E.C.
MAR 4 2003
503



SEC MAIL PROCESSING
RECEIVED
MAR 04 2003
WASH, D.C.
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, John R. Lindsey, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Associated Securities Corp., as of December 31, 2002, and for the year then ended, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.


NANETTE D. OVEJERA
Commission # 1332020
Notary Public - California
Los Angeles County
My Comm. Expires Nov 27, 2005



Signature
Treasurer



Notary Public

This report* contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (not applicable).
(x) (1) An Oath or Affirmation.
() (m) Copy of the SIPC Supplemental Report (not required).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Supplemental Report on Internal Control (filed concurrently and included in the Public Report as a separate document).

ASSOCIATED SECURITIES CORP.
(A Wholly Owned Subsidiary of Associated Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 4,245,566
Investments, at estimated fair value	164,894
Commissions receivable	320,849
Deferred tax asset	26,046
Other receivables	70,938
Property—net of accumulated depreciation of $695,617	467,458
Other assets	274,287
TOTAL	$ 5,570,038

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 886,644
Accounts payable and accrued expenses	239,570
Payable to Parent	593,986
Total liabilities	1,720,200
COMMITMENTS AND CONTINGENCIES (Note 8)	
STOCKHOLDER'S EQUITY:	
Common stock, no par, with $1 stated value—1,484 shares authorized, issued and outstanding	630,000
Additional paid-in capital	930,000
Retained earnings	2,289,838
Total stockholder's equity	3,849,838
TOTAL	$ 5,570,038

See accompanying notes to financial statements.